[The New Online Company Letterhead]

January 6, 2014

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:          The New Online Company

Registration Statement on Form 10

Filed November 22, 2013

File No. 001-36219

Dear Mr. Spirgel:

The New Online Company (the “Company,” “we,” “us” or “our”) acknowledges receipt of the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 2, 2014, with respect to the above-referenced Registration Statement on Form 10 (the “Form 10”). The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment. Please note, we have updated the Compensation Discussion & Analysis and Security Ownership of Certain Beneficial Owners and Management sections as of December 31, 2013 and January 3, 2014, respectively. In connection with the Company’s response to each comment the Company acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•        the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•        the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Business, page 13

1.     We note your response to comment 6 from our letter dated December 19, 2013 including that your business typically monetizes ad placement through impressions served and only sometimes on a cost per click basis. Please revise your disclosure to add context to these differing monetization methods by disclosing the percentage of ad served, for example, that each method represents.

Response

We have revised the disclosure on page 14 to add context to our differing monetization methods.

Comment
Planning and Buying, page 16

2.     We note your response to comment 10. Please revise your disclosure to briefly discuss your Smart Planning product explained in greater detail in your response.

Response

We have revised the disclosure on page 16 to discuss in further detail our Smart Planning product.

Comment
Risk Factors, page 23
Privacy concerns could lead to legislative and other limitations on our ability…, page 37

3.     We note your response to comment 16. Please revise to disclose your policy or practices regarding retention and timetables to destroy user information. We note that the MediaMind platform may utilize IP addresses, for example.

Response

We have revised the disclosure on page 37 to address our policy or practices regarding retention and timetables to destroy user information.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 47

4.     We note your response to comment 19. Please expand footnote 1 on page 48 to disclose why the final amount of cash and working capital to be contributed to The New Online Company at the closing of the transaction may be materially different from the amounts shown in the pro forma adjustment.

Response

We have revised the disclosure on page 48 to discuss why the final amount of cash and working capital to be contributed to The New Online Company at the closing of the transaction may be materially different from the amounts shown in the pro forma adjustment.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 47

5.     We note your disclosure in footnote 1 on page 48 that, prior to closing, DG is expected to incur transaction costs that will range from $20 million to $25 million. We also note in footnote 1 on page 49 that The New Online Company is responsible for all transactions costs incurred by DG in connection with the merger and spin-off transactions. In this regard, please explain to us why all closing costs are not reflected in the pro forma balance sheet.

Response

We have revised the pro forma balance sheet on page 47 to include approximately $12 million in transaction costs that are factually supportable based on reliable, documented evidence. In addition, we have added note 3 to the pro forma balance sheet on page 49 to explain that, in addition to the approximately $12 million in costs, the Company expects to incur additional transaction costs related to legal, accounting, and consulting fees prior to the closing of the transaction.

Comment
Unaudited Pro Forma Condensed Combined Statement of Operations, page 49

6.     We note your response to prior comment number 24. We note your plans to reduce corporate overhead in many ways, including the elimination of the executive chairman, that currently are shown as 44% of DG’s total corporate overhead in the carve out financials. If there is reliable, documented evidence in support of a pro forma adjustment for corporate overhead expenses that will approximate 70% to 75% of total current DG corporate overhead going forward, please explain why this increase is not reflected in the pro forma adjustments.

Response

We are forecasting that we will reduce corporate overhead by reducing or eliminating certain costs; however, there is currently no reliable, documented evidence to support our forecast. For example, we plan to reduce our executive salaries, legal expenses and the cost of our annual audit, since The New Online Company will be a smaller company than Digital Generation, Inc., or DG. Also, much of our corporate insurance premiums are based on revenues, which we expect to be lower after the spin-off occurs. We believe disclosure of our expectations is meaningful to investors, but given the lack of reliable, documented evidence to support the reductions, we do not believe a pro forma adjustment for this amount is appropriate under Article 11 of Regulation S-X.

Comment
Management’s Discussion and Analysis…, page 51
Overview, page 51

7.     We note the significant goodwill impairment for 2012, and the contributing factors of “revenues and operating results sufficiently below our forecasts…and weaker market conditions and trends than expected.” Since this impairment was attributable to your online advertising business which is being separated from your television business, disclose management’s explanation for why operating results and future prospects in your online advertising business, primarily your MediaMind platform, were far below expectations and how they are focusing on improving results. Tell us your how future prospects which were “far below expectations” during your impairment test compared with higher revenue growth, lower operating loss, and higher cash flows from operations during the nine months ended September 30, 2013. Discuss whether the spin-off and/or merger were strategized in response to the underlying causes of the impairment or how the impairment otherwise relates to these transactions.

Response

We have revised the disclosure on page 54 to disclose management’s explanation for why operating results and future prospects in our online advertising business, primarily our MediaMind platform, were far below expectations and how we are focusing on improving results.

During 2013, the Company has reported results of its Online business that have been in-line with the revised forecast (which forecasted an improvement in revenues, earnings and cash flows from operations over 2012), and the Company continues to forecast future growth in revenues and earnings.

The overall strategy for the separation and merger of the TV business is unrelated to the prior impairment charge. Our TV business has matured and is declining; selling it to Extreme Reach allows us to pay off all outstanding debt and allows The New Online Company to emerge as a separate, debt-free company. Furthermore, the impairment charge occurred in the third quarter of 2012 and negotiations with respect to the Extreme Reach transaction occurred approximately nine months later and did not relate to the impairment charge.

Comment
Note 2 Summary of Significant Accounting Policies, page F-29
Revenue Recognition, page F-29

8.     We note your response to prior comment number 32. We also note that you earn trading revenue that consists primarily of buying display media for customers from multiple ad agencies. Please explain and disclose your revenue recognition policy regarding the trading revenue stream. Furthermore, please explain whether your trading services are included in your campaign management and deployment product arrangements; and if they are included, please explain whether and how you allocate trading services consideration in the campaign management and deployment product arrangement.

Response

Trading revenues were approximately 3% of total revenues in 2012. As such, we believe the amounts are not significant, and additional disclosure to our financial statements is not necessary. In most instances, we do not provide any other services for the client other than trading services.  We recognize revenues ratably over the length of our client’s campaign, which is usually 3 to 6 weeks.

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Please feel free to contact me at (972) 581-2046 or William P. O’Neill at (202) 637-2275 of Latham & Watkins LLP if you have any questions regarding our responses above.

Very truly yours,

/s/ Sean N. Markowitz
Sean N. Markowitz
General Counsel and Corporate Secretary

cc:           Larry Spirgel, Assistant Director
Kate Beukenkamp, SEC Attorney Advisor
Neil H. Nguyen, Chief Executive Officer, Digital Generation, Inc.
Craig Holmes, Chief Financial Officer, Digital Generation, Inc.
William P. O’Neill, Latham & Watkins LLP